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                           SUPPLEMENT NO. 1
                         dated June 16, 1997
                          to the Prospectus
                          dated May 1, 1997
                    for the TIAA Real Estate Account


            The TIAA Real Estate Account (the "Account") has recently acquired several additional properties for its portfolio. With these purchases, as of June 12, 1997, approximately 75% of the Account's net assets are invested in real estate and real estate-related investments (including REITs). The following property descriptions supplement the information set forth in Appendix A of the Prospectus:

Neighborhood Shopping Centers

Rolling Meadows Shopping Center -- Rolling Meadows, Illinois

            On May 28, 1997, the Account purchased the fee interest in Rolling Meadows Shopping Center, a 131,070 square foot neighborhood shopping center located in Rolling Meadows, Illinois for a purchase price of approximately $12.5 million. The property is not subject to a mortgage.

            The center, built in 1957 and renovated in 1991 and 1995 is located on approximately 15.7 acres with space for 768 cars. It is currently 93% occupied, and is anchored by a 62,230 square foot Jewel/Osco supermarket. Rents average $10.06 per square foot. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants. The Jewel/Osco lease expires in the year 2010.

            The center is located in Rolling Meadows, Illinois, a suburb approximately 25 miles northwest of downtown Chicago.

Industrial Properties

Eastgate Distribution Center - San Diego, California

            On May 29, 1997, the Account purchased the fee interest in a single story warehouse distribution property located in San
Diego, California for a purchase price of approximately $11.9 million. Rents on the building, which totals approximately
200,000 rentable square feet, average $5.29 per square foot.
Operating expenses for the property are borne by the tenants. The building is not subject to a mortgage.

            The building, built in 1996, is on approximately 10.5 acres of land with space for 225 cars. Federal Express Corporation and Roadway Package System lease 100% of the building under leases which expire in 2001 and 2003, respectively.

            The building is located approximately 21 miles northwest of downtown San Diego, and approximately 1/2 mile west of Interstate
85. The population of the San Diego metropolitan area has grown steadily during the last five years and is expected to continue to expand into the near future.

Saks National Distribution Facility -- Aberdeen, Maryland

            On May 15, 1997, the Account purchased the fee interest in a single story warehouse distribution property located in Aberdeen, Maryland for a purchase price of approximately $27.0 million.
Rent on the property, which totals approximately 470,707 rentable square feet, averages $6.51 per square foot over the initial lease term. Operating expenses for the property are borne by the tenant. The building is not subject to a mortgage.

            The building, which was recently completed, is on approximately 46 acres of land with space for 415 cars. Saks &
Company leases 100% of the building with an initial term of fifteen years.

            The building is located approximately 28 miles northeast of downtown Baltimore and 2.5 miles east of Interstate 95. The
Baltimore/Washington area is a prominent industrial distribution hub with immediate access to several major highways.